## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

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# FORM 8-K

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### CURRENT REPORT
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of report (Date of earliest event reported) July 2, 2012



# Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

| **Iowa** | **001-06403** | **42-0802678** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **P.O. Box 152, Forest City, Iowa** | **50436** |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code **641-585-3535**

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(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 1.01    Entry into a Material Definitive Agreement

On July 2, 2012, Winnebago Industries, Inc. (the "Company") received a letter of consent from Wells Fargo Bank, National Association ("Wells Fargo"), as lender under a Loan and Security Agreement dated October 13, 2009 by and between the Company and Wells Fargo, as successor to Burdale Capital Finance, Inc., as Agent, waiving the restriction on repurchasing its common stock and allowing the Company to repurchase up to $35,000,000 of its common stock under the Company's December 19, 2007 repurchase authorization.

A copy of the letter of consent between the Company and Wells Fargo is attached to this Current Report as Exhibit 10.1 and is incorporated herein by reference.

## Item 9.01    Financial Statements and Exhibits

(d)  Exhibits

| Exhibit Number | Description |
| --- | --- |
| 10.1 | Consent to Purchase of Common Stock |

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

| | |
| --- | --- |
| Date:    July 3, 2012 | WINNEBAGO INDUSTRIES, INC. |

|  |  |
| --- | --- |
| By: | */s/ Randy J. Potts* |
| Name: | Randy J. Potts |
| Title: | Chairman of the Board, Chief Executive Officer and President |